Filed by Wendy’s International, Inc.
Pursuant to Rule 425
under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934, as amended

Subject Company: Wendy’s International, Inc.
Commission File No: 1-08116
Triarc and Wendy’s
Merger Conference Call
April 30, 2008
     Operator: Good afternoon everyone. My name is Debbie and I will be your conference Operator today. At this time, I would like to welcome everyone to the Triarc Wendy’s Merger Conference Call. All lines have been placed on mute to prevent any background noise and today’s call is being recorded.
     In addition to being recorded, today’s call is being web cast at www.wendys-invest.com and also www.triarc.com. There are also slides at those web addresses that are meant to be viewed in conjunction with the formal remarks. After today’s speaker’s remarks, there will be a question and answer session.
     I would like to now turn the call over to Mr. Steve Hare, Chief Financial Officer of Triarc. You may begin, sir.
     Steve Hare: Thank you, Operator and good afternoon everyone. We welcome those of you joining us by telephone or the internet. With me on today’s call is Roland Smith, Triarc’s Chief Executive Officer and Kerrii Anderson, Wendy’s Chief Executive Officer. On April 23rd, 2008, Triarc and Wendy’s signed a Definitive Merger Agreement. Our primary objectives of scheduling this call are to discuss the merits of this landmark business combination and to begin an ongoing communications process to provide you with the information you need to assess this transaction and the post-merger company.
     During the course of the presentation, we may make forward-looking statements including statements among others regarding Triarc and Wendy’s expectations, goals, or objectives. We refer you to the cautionary language about forward-looking statements and other matters on Slide 2 and 3 and refer you to the risk factor disclosures Triarc and Wendy’s make in their respective Annual Reports on Form-10K.

     Please move to Slide number 4. We’re going to start today by giving you a summary of why we are excited about this merger, a brief business overview of Arby’s and as part of that discussion, give you a chance to get to know who we are. We’ll then provide a transaction overview and discuss the strategic rationale for the merger. Most importantly, we’ll discuss the highlights of our plan to create long-term value for our current and future shareholders. However, please understand that we are in the process of preparing a Joint Merger Proxy, which will contain a full explanation of the proposed transaction and we will be limited in what information we can share with you today.
     Before I turn the call over to Roland, Kerrii Anderson has some opening comments. Kerrii?
     Kerrii Anderson: Yes, thanks, Steve. As many of you know, over the past 12 months the Special Committee of Wendy’s Board of Directors has conducted a rigorous strategic review process. The Wendy’s Board concluded that the transaction will create the greatest value for Wendy’s shareholders. The Wendy’s Board appreciates the patience and the dedication of our shareholders, franchisees, and employees during this process.
     As these two organizations merge, we are committed to supporting employees and franchisees so that we can all focus on our brand and our customers. The entire Board and the Management Team is committed to working closely with the Triarc team to make this transition as smooth and seamless as possible to position the company for success.
     With that, I turn it over to Roland.
     Roland Smith: Thank you, Kerrii. First, we are very excited about the merger and the many opportunities it presents. Also, I want to second Kerrii’s remarks that we too, appreciate the patience and dedication of Wendy’s and Triarc shareholders and both brand’s franchisees and employees during this process.
     If you will move to Slide 5, I’d like to summarize up front what we see as the key investment highlights of this merger. This transaction will be a combination of two iconic brands with over 10,000 restaurants in the U.S. and approximately $12.5 billion in system-wide sales. Both brands enjoy strong franchise systems and when managed autonomously, will be engines for our future growth. Through our extensive due diligence, we recognized there are significant opportunities for creating margin improvement and G&A cost savings over time, which I will review in further detail later in this presentation.

     Additionally, I’ll highlight some of our plans for driving revenue growth. A resulting combined company will have a strong balance sheet and generate attractive free cash flow. Importantly, we believe the inherent strength of these brands combined with revenue growth and margin improvements will allow us to close the valuation gap with our restaurants peers. Before I dive into the details, I would like—I thought it would be important to provide you a brief introduction of myself and Steve, which is outlined on Slide number 6.
     Over the years, Triarc has been a holding company with a collection of various businesses spanning multiple industries making it difficult for restaurant analysts and investors to understand and follow Arby’s. Since Steve and I joined Arby’s, Triarc has completed a corporate restructuring to create a peer play restaurant company. Today, Triarc is Arby’s.
     I’ve had two tours at Arby’s; first from 1994 to 1999, then from 2006 to the present and the six years in between, I successfully led the operational turnarounds and financial restructurings at American Golf and AMF Bowling Worldwide. I’ve held management positions in marketing and operations at KFC International, Schering Plough, Pepsi-Cola International, and Proctor & Gamble. As for Arby’s, I originally served as President and CEO from February 1997 to April 1999, where I was responsible for leading both the restructuring and marketing rejuvenation of the brand.
     I returned to Arby’s in 2006 to finalize the integration of our then largest franchisee, RTM Restaurant Group. RTM has been a very successful transaction for us and it will ultimately enable Triarc to take the steps to become the pure play restaurant company it is today.
     Steve Hare, Triarc’s CFO, has been Arby’s CFO since 2006. He has held senior positions at several large publicly traded companies, including Cadmus Communications, AMF, where we worked together, as well as James River. Prior to these corporate posts, Steve was an investment banker on Wall Street with Kidder Peabody and began his career in accounting with Ernst & Young. Steve is a highly capable and experienced financial executive, who will be invaluable as we shape our financial strategy and communicate to our stakeholders in the future. Additionally, there is a depth of restaurant experience on the Arby’s team, who you will be meeting in the months ahead.
     Now, I’d like to provide you an overview of Arby’s business. Please turn to Slide 8. We are the second largest sandwich chain in the U.S. While you may know of our 40-plus year history of hand carved roast beef, we are also an industry leader in premium sandwiches, subs, wraps, and salads, under the market fresh brands. Many of these products are displayed on this slide, including our signature beef and cheddar, curly fries, and jamoca shake.

     Our current restaurant system is roughly 3,700 units across the U.S. and Canada, and generates system-wide sales of approximately $3.5 billion. Slide 9 provides a snapshot of our U.S. geographic footprint. While we are clearly a national brand, we still have a lot of under penetrated markets. For example, we have strong penetration in the Midwest, like Ohio, where we have almost 300 restaurants but we believe there’s ample opportunity for growth throughout much of the U.S. In fact, our goal for Arby’s is to add another 1,500 new units in the U.S. over time.
     Slide 10 shows we own and operate 30% of our locations across the system, primarily from the Sybra acquisition in 2002 and the RTM acquisition in 2005. Our company-owned restaurants produced strong EBITDA and will continue to be an important part of our earnings. Over the years, we have produced stable growth in restaurant units. We have plans to open 50 company units and expect franchisees to open approximately 100 units in 2008. We also have commitments from franchisees to open almost 400 new units in the future. We have a history of same store sales growth, although as our 2007 comps suggest, we faced many of the same industry wide challenges as our peers. These include a slowing economy and rising costs.
     In 2008, we had a number of new marketing and operating initiatives to address these challenges. First, a significant increase in national advertising spending focusing on the unique qualities and benefits of our food. Second, a strong product and promotional calendar which includes product extensions, new product offerings and increased emphasis on value. And third, we recently launched a new advertising campaign featuring the Arby’s Rescue Brigade, whose mission is saving the world from ordinary fast food.
     Moving to Slide 11, Arby’s has a track record that we can leverage going forward. Our success is based on a high performance ownership culture. We recruit the best people in the industry and then we incent them to perform. Our top performers are well compensated and this drives outstanding operating results. As we like to say at Arby’s, “Operations is not a department, it is our core competency.”
     Our history includes a demonstrated track record of successful operational turnarounds. For example, our Management Team, many of whom were with RTM for decades, has a history of acquiring and turning around franchisees, including completing 39 acquisitions of 519 restaurants from 1997 to 2005. Improvements in revenue and profitability were broad based. More recently, we have been able to apply this operational expertise and best practices to our existing company-owned stores, which led to margin improvement in excess of 300 basis points at these stores.

     More importantly, we have a history of delivering same store sales growth and strong margins, and understanding our financials will become easier since Triarc has involved into a pure play restaurant company.
     Now, I’d like to turn it back over to Steve to provide an overview of the transaction. Steve?
     Steve Hare: Please turn to Slide 13. A week ago today, we signed a Definitive Merger Agreement, which has been approved by the Board’s of both companies. The deal terms include Wendy’s shareholders receiving 4.25 shares of Triarc Class A Common Stock for each Wendy’s share they own. The transaction requires a majority of the shareholders of both companies who approved the merger. The combined company will include Wendy’s as the first word in its name and will likely trade as WEN on the New York Stock Exchange.
     We will be filing a Joint Proxy Statement in the coming weeks that is subject to a customary SEC review. Once we go effective with our Joint Proxy, we will schedule shareholder meetings for both sets of shareholders to vote on the transaction. We would expect the transaction to close sometime in the second half of 2008.
     Please go to Slide 14. The post-merger company will be incorporated in Delaware. We will have a shareholder-friendly corporate governance structure and as evidenced by our call today, we will be committed to proactive, ongoing communication with all of our stakeholders. Per the terms of the Merger Agreement, the Board will have 12 members, including two directors nominated by Wendy’s. As part of the shareholder vote, Triarc shareholders will be asked to approve a Charter Amendment, resulting in a post-merger company with a single class of common stock, which will eliminate Triarc’s existing dual class structure.
     Arby’s and Wendy’s will operate as autonomous business units headquartered in Atlanta, Georgia, and Dublin, Ohio, each led by brand CEOs. This organization will allow each business to be completely dedicated to brand delivery and operational improvements. Finally, we will create a consolidated support center headquartered in Atlanta to manage all public company responsibilities and other shared services.
     Roland will serve as the CEO of the parent company, as well as of the Wendy’s brand. Tom Garrett will become the CEO of the Arby’s brand and I will serve as the CFO of the parent company. As you may be aware, Nelson Peltz and Peter May, currently Directors on the Triarc Board, together own 35% of the voting power of Triarc’s outstanding stock. They have committed to vote their shares in favor of the transaction.

     Trian Partners, through its beneficial ownership of 9.8% of Wendy’s stock, has agreed to vote its shares in favor of the transaction. Nelson and Peter will continue as directors of the combined company and along with Trian will have an approximate 10% economic beneficial interest in the combined entity.
     Roland?
     Roland Smith: So, let’s get into the transaction rationale, which starts with a discussion of Wendy’s on Page 16. As you know, Wendy’s is the third largest quick service hamburger chain in the world with more than 6,600 restaurants and system-wide sales of approximately $9 billion. The brand is over 39 years old and a true American icon that has a long history of quality and innovation.
     To that point, they’ve earned numerous accolades over the years and recently they were awarded best burger and number one in food quality among all QSR megachains according to the 2007 Zagat Survey. So, while there are many qualities and performance attributes we admire, there are others that need improvement and we’re confident that we have the plans to address these as you will see on Slide 17.
     As we completed our due diligence, we identified three areas of significant opportunity. Re-energizing the brands, improving operations and margins, and right sizing the corporate structure. As part of re-energizing the brand, we see the need to revitalize the advertising message to better target the right customers and improve the brand connection with those customers by focusing on the quality heritage created and nurtured by Dave Thomas.
     Post-closing, this is an area we will immediately begin to address together with Wendy’s franchisees and management. We also want Wendy’s to re-emerge as a leader in product innovation. We expect to leverage opportunities to introduce new, high quality products and expand dayparts like breakfast and snacks. Equally important, the process of testing new products and efficiently rolling them out to the system needs to be improved.
     In summary, revitalizing the advertising message, product innovation, and improved execution go hand-in-hand with customer traffic improvement and comp sales growth.
     As we re-energize the brands, we also need to improve Wendy’s store operations and margins by developing an ownership mentality at company-owned stores. This is the key to unlocking the greatest opportunity in our merger; an estimated $100 million of incremental EBITDA. What gives us confidence in that number? Well, as part of our due diligence, we looked at the Wendy’s Restaurant system to identify and understand performance trends and key metrics of company-owned stores and its franchisees. We identified three key findings.
     First, Wendy’s company-owned store level margins are more than 400 basis points below where they were six years ago. Second, we believe franchisees EBITDA margins are currently superior to company-owned locations by about 600 basis points on lower average unit volumes. And third, we stacked up Wendy’s and Arby’s current EBITDA margins and while not perfectly comparable due to product differences, there appears to be a gap of over 800 basis points.
     We believe there are significant opportunities to improve labor and controllable expenses along with some opportunity in food costs, aggregating about 500 basis points. With over $2 billion in sales, 500 basis points of margin improvement would generate $100 million of incremental EBITDA for the Wendy’s brands. Now, I don’t want to suggest we can flip a switch and drive an additional $100 million in EBITDA at Wendy’s company-owned stores overnight; however, based on our analysis and the track record of running great restaurants, we believe substantial progress to this goal can be achieved over an approximate two- to three-year period. That said, we will be in a much better position to evaluate and refine the timeframe after the transaction closes.
     We have also identified corporate structure efficiencies and synergies of approximately $60 million. Our estimates of these savings were generated from a bottom up analysis of all major functional areas of G&A by my senior team, and took into consideration costs at both Wendy’s and Arby’s. We also considered differences in size and complexity at Wendy’s and other structural differences that might impact G&A requirements.
     Finally, we took into account which functions might be redundant between the two companies, as well as opportunities to leverage shared services. We believe we can achieve these efficiencies and synergies, but like the operating improvements, these savings will take approximately two to three years to fully realize.
     Also, it’s important to reiterate we will leave Wendy’s and Arby’s brand business units autonomous, completed dedicated to brand delivery and operational improvements.
     While the most significant opportunities we have are to re-energize the brand, improve restaurant level margins and right size the corporate structure, we also believe there are other interesting opportunities for growth as outlined on Slide 18.

     We believe both brands have revenue opportunities by continuing daypart expansion, including breakfast, snacks, and late nights. Unit development is also a key driver. Specifically, we believe Arby’s has a 5,000 unit potential in the U.S., as I said earlier. International also represents a substantial opportunity. Both brands are under-penetrated in foreign markets compared to other major QSRs. And although we know the global opportunity will take time, people, and effort, we believe this combination gives both brands a more powerful platform to leverage resources.
     With that, let me turn it back over to Steve to wrap up.
     Steve Hare: Thanks, Roland. If you’d turn to Slide 20, we’ve summarized some key numbers to help you get started with your analysis of the transaction. Triarc is issuing approximately 371 million shares to Wendy’s shareholders, which will result in pro forma shares outstanding of 464 million. We’ve calculated 2007 EBITDA for Wendy’s and Triarc; we’ve added our estimate of pro forma EBITDA opportunities to yield combined pro forma EBITDA of over $600 million. Our pro forma capital structure will have approximately $900 million in net that. As a result, we will have a moderately leveraged balance sheet with substantial cash flow. We certainly think that this combination creates an exciting opportunity for investors based on the pro forma multiple and combined with the improved platform for growth.
     To summarize on Slide 21, we will have two leading brands in the QSR space with stable and highly leverageable franchise models and as a combined entity, we see significant potential for margin improvement, substantial cash flow, and an improved platform for growth. We would hope to see this combination result in a higher multiple for our new company relative to what either company could individually command today. And to that point, we see an opportunity to close the valuation gap with our restaurant peers.
     Now, before we open up the line for questions, I need to remind everyone that we will be limited in what we can say about the transaction and that we’ll be more or less quiet until the Joint Proxy Statement is filed sometime over the next few weeks. After the filing, however, I want you all to know that our intention is to have an open dialogue with shareholders and to be as transparent as possible about our business.
     Thank you for your time today. Roland and I will now take your questions. Operator?
     Operator: Thank you. Ladies and gentlemen, our question and answer session is conducted electronically. Please press the star key followed by the digit one on your touch-tone phone. If using a speakerphone, please disengage your mute function to allow your signal to reach our equipment.

Again, we’ll be glad to take your questions at this time, by pressing star one and we’ll pause just a moment to assemble the roster.
     Our first question today will come from Michael Gallo with C.L. King.
     Michael Gallo: Hi, good afternoon. A couple of questions. I was wondering, I guess, if you look at the capital structure of the combined company, clearly you’re going to be under leveraged relative to what certainly the combined company can support. I was wondering as we look at some credit market normalization down the road, whether that’s something that you plan to revisit upon closing of the transaction or your thoughts on that. Thank you.
     Steve Hare: Yes, Michael, this is Steve. You know I think the advantage we have is that as I’ve mentioned with the net debt position of about $900 million, we’re certainly at a good starting point, especially in this environment, to have moderate financial leverage to start. I think once we have the combined company with the Board, I think we would sit down and have some discussions around financial strategy and goals around future leverage and that’s something that we would share with you obviously, as we develop that with the Board, going forward.
     Michael Gallo: Okay. Great. And then just a final question. I’m not sure to what degree you could talk about this yet, Roland, but you mentioned in your prepared remarks that there was an opportunity for the two brands together to drive faster international growth than either brand separately. I was wondering if it was possible to elaborate on that. Would that involve selling franchise licenses of the two brands in a dual way in some countries or any color you can give us on that? Thank you.
     Roland Smith: Sure, Michael. As I mentioned and you referred to in my prepared remarks, we think that the international opportunity is very exciting. Many of our QSR brand competitors are taking full advantage of the international market and we would like to take advantage of that with these two great brands.
     With that said, it’s going to take time, it’s going to take people, and it’s going to take resources and we believe one of the things that we might bring to the international market is these two great brands that will allow prospective franchisees to get excited about what they might be able to develop in their own country or market.
     Michael Gallo: Okay. Great. That’s very helpful and congratulations again on the transaction.
     Operator: We’ll take our next question from Arnie Ursaner with CJS Securities.

     Arnie Ursaner: Hi, good afternoon. Can you hear me okay.
     Steve Hare: Could you get a little closer to the phone?
     Arnie Ursaner: Is that a little better?
     Steve Hare: That’s better.
     Arnie Ursaner: Okay. Question regarding your pro forma EBITDA number. Included in that, you have the $100 million of margin improvement and $60 million of operational synergies, but I think in your prepared remarks you indicated those are goals you hope to achieve over two to three years. Which is correct?
     Steve Hare: No, no. It’s definitely over the two to three year timeframe. What we’re showing you is the 2007 base EBITDA as reported and as adjusted for Wendy’s, but again, as reported in the 10-Ks. And then what we’ve cited is the pro forma on top of that, the full amount of the savings that will take two to three years to generate but certainly not day one.
     Arnie Ursaner: Okay. And one of the items in Triarc’s numbers that is excluded in the EBITDA that you show are some compensation payments. Can you give us any feel for the structure of the payments that have been made to Trian for the services of Nelson and Peter in the combined entity?
     Steve Hare: Yes. For the combined entity going forward, what we have is—there’s really two contractual relationships with Trian. One is a Trian Management Services Agreement, where they provide a significant amount of M&A services, and they’ve been helping us obviously on this transaction. That’s a contract that runs through the middle of 2009 and then we also have an investment fund at the parent company level of Triarc, which has a market value today of about $100 million. That is managed by Trian for our benefit and they receive customary investment management fees for that fund.
     Arnie Ursaner: And the Triarc debt, the key component of that was non-recourse to Triarc or to Arby’s. In this new structure, will that also be non-recourse for the combined entity?
     Steve Hare: No. At this point, and we’ve got some more work to do there, but at this point, the deal will be done where the existing credit agreement for Arby’s will stay in place and the existing debt of Wendy’s will also stay in place.
     Arnie Ursaner: Final question for me if I can. I know on Triarc, we had expected approximately $50 million or so of capital spending for new restaurants. Do you expect that—is that your sense of that number and can you give us some feel for the expected cap ex on Wendy’s for new stores?
     Steve Hare: I think at this point, I really can only speak to the Arby’s side of the business. Our plans, as Roland mentioned, are to open 50 new stores this year and that will drive cash cap ex of in the $50 million range for 2008.
     Arnie Ursaner: Okay. Thank you very much.
     Operator: Again, ladies and gentlemen just a reminder, it is star one if you’d like to ask a question today. Our next question will come from Eelin See with Credit Suisse.
     Eelin See: Actually, my question has been answered. Thank you.
     Operator: We’ll go next to Richard Whitman with Benchmark Capital.
     Richard Whitman: Yes, thank you. Mike Gallo’s questions were my questions; asked and answered. Thank you.
     Operator: We’ll go next to Kyle Kruger with Apollo Capital.
     Kyle Kruger: Yes, will you talk about -the 2007 base EBITDA and then layer on the synergies that are going to take place over a two to three year period? Ex those synergies, what kind of EBITDA growth rate would you expect to see out of the combined company?
     Steve Hare: This is Steve. Let me take a crack at that. I think we will need first to get inside and put a combined business plan together that we would share with you down the road. I think as we look at the Arby’s business plan that we have shared with our Board, what we look at is between the same store sales growth that we think is achievable for the rest of this year, as well as the development of new units and some of the cap ex around remodeling initiatives that help drive the top line. We think that we can generate revenue growth of around 7% and from that we’ll have to see what we can do from a margin standpoint. But the emphasis on the Arby’s side has always been around maintaining very high margins and that will continue to be our focus going forward. We’ll have to provide more information to you as we put the combined business plan together for both brands.
     Kyle Kruger: Okay. And I wasn’t sure whether this $634 million in EBITDA goal is your two to three year goal or whether there would still be some underlying growth there, ex these synergies. I guess l there will be growth or is this really a number that we ought to be looking at two to three years out when these synergies are fully realized?
     Steve Hare: When we get our Merger Proxy to you that may help give you a fuller answer. This is just a quick snapshot. It’s just really a mathematical calculation to share with you. The numbers that we have that we can share with you are the 2007 actuals. And, then just to tie in, to give you an idea of the upside potential, as we attack the two big opportunities that Roland has talked about the $100 and the $60 million. But, again, these will take a number of years and obviously, we hope the EBITDA will be increasing; a base EBITDA we would hope to be increasing over those years as well.
     Kyle Kruger: Okay. Okay. Gotcha. And in terms of the Trian Agreement, can you detail what the terms of that agreement are?
     Steve Hare: It’s all in the 10-K, but like I said, it’s a consulting arrangement primarily for M&A services and it contractually runs through the middle of 2009. All the amounts are laid out in the 10-K.
     Kyle Kruger: Including pro forma for Wendy’s?
     Steve Hare: No, the contractual arrangement with Trian is just for services to Triarc.
     Kyle Kruger: Right, right.
     Steve Hare: So, the Wendy’s transaction will have no impact on that contract.
     Kyle Kruger: Gotcha. Yes. Okay. So, it’s not going to be expanded in conjunction with this merger?
     Steve Hare: No.
     Operator: Ladies and gentlemen, this does conclude the question and answer session.
     I’ll now turn it back to management for closing remarks.
     Steve Hare: Thank you all for participating with us today. As we go forward with this transaction, we will be preparing a Joint Proxy, which we will file in the next couple of weeks, which we hope will answer many of the questions that you will have as we move forward.

     We look forward to communicating and working with you in the future. Thanks for joining us.
     Operator: Ladies and gentlemen, thank you for your participation. This does conclude the conference and you may now disconnect your phone line.
Statements herein regarding the proposed transaction between Triarc Companies, Inc. (“Triarc”) and Wendy’s International, Inc. (“Wendy’s”), future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company and any other statements about future expectations constitute forward looking statements. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside our control and difficult to predict. Factors that may cause such differences include, but are not limited to, the possibility that the expected synergies will not be realized, or will not be realized within the expected time period, due to, among other things: (1) changes in the quick service restaurant industry; (2) prevailing economic, market and business conditions affecting Triarc and Wendy’s; (3) conditions beyond Triarc’s or Wendy’s control such as weather, natural disasters, disease outbreaks, epidemics or pandemics impacting Triarc’s and/or Wendy’s customers or food supplies or acts of war or terrorism; (4) changes in the interest rate environment; (5) changes in debt, equity and securities markets; (6) changes in the liquidity of markets in which Triarc or Wendy’s participates; (7) the availability of suitable locations and terms for the sites designated for development; (8) cost and availability of capital; (9) adoption of new, or changes in, accounting policies and practices; and (10) other factors discussed from time to time in Triarc’s and Wendy’s news releases, public statements and/or filings with the Securities and Exchange Commission (the “SEC”), especially the “Risk Factors” sections of Triarc’s and Wendy’s Annual and Quarterly Reports on Forms 10-K and 10-Q, which are available at the SEC’s website at http://www.sec.gov. Other factors include the possibility that the merger does not close, including due to the failure to receive required stockholder or regulatory approvals, or the failure of other closing conditions. Triarc and Wendy’s caution that the foregoing list of factors is not exclusive. Although we believe that the assumptions underlying the projected results and other forward-looking statements are reasonable as of the date hereof, any of the assumptions could be inaccurate and therefore, there can be no assurance that the projected results or other forward-looking statements included in this presentation will prove to be accurate and the variations could be material. In light of the significant uncertainties inherent in such projected results and other forward-looking statements included herein, the inclusion of such information should not be regarded as a representation of future results or that the objectives and plans expressed or implied by such forward-looking statements will be achieved. None of Triarc, Wendy’s or any of their affiliates or representatives warrants or guarantees any such forward-looking statements in any way. We do not undertake and specifically decline any obligation to disclose the results of any revision that may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events. The information contained in this presentation relating to Wendy’s or Triarc has been derived from publicly available information and from information provided by such party and its representatives, and has not been independently verified by the other party and no warranty is made by such other party that such information is accurate.
In connection with the proposed merger, Triarc will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Triarc and Wendy’s and that also constitutes a prospectus of Triarc. Triarc and Wendy’s each will mail the proxy statement/prospectus to its stockholders. Before making any voting decision, Triarc and Wendy’s urge investors and security holders to read the proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Triarc’s website (www.triarc.com) under the heading “Investor Relations” and then under the item “SEC Filings and Annual Reports”. You may also obtain these documents, free of charge, from Wendy’s website (www.wendys.com) under the tab “Investor” and then under the heading “SEC Filings.”
Triarc, Wendy’s and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Triarc and Wendy’s stockholders in favor of the stockholder approvals required in connection with the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Triarc and Wendy’s stockholders in connection with the stockholder approvals required in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about Triarc’s executive officers and directors in Amendment No. 2 to its Annual Report on Form 10-K, filed with the SEC on April 25, 2008. You can find information about Wendy’s executive officers and directors in its Amendment No. 1 to its Annual Report on Form 10-K, filed with the SEC on April 28, 2008. You can obtain free copies of these documents from Triarc and Wendy’s using the contact information above.